Deutsche Bank Strategy 2015+: A mid-point update Annual Press Conference Frankfurt, 29 January 2014 Jürgen Fitschen and Anshu Jain Co-Chief Executive Officers Exhibit 99.2

Jürgen Fitschen and Anshu Jain 29 January 2014 Deutsche Bank 1 Agenda 1 Strategy 2015+: Rationale 2 Delivery in 2013 3 The journey so far 4 The journey ahead 5 Questions & Answers

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank

June 2012:
A real need for fundamental change
Historically unique environment
for banking sector Significant reform backlog within the Bank
Macroeconomic
challenges and
Euro crisis
Megatrend
opportunities
Unprecedented
regulatory
tightening
Strengths
Undisputed leader in Europe’s
strongest economy
Strong global network
Leadership in key businesses
Some underperforming
businesses
Antiquated infrastructure
Cost efficiency deficit: CIR of 78%
(1)
Capital deficiency: CET1 ratio
<6%
(2)
Outsized balance sheet: EUR 1.8
trillion leverage exposure
(3)
‘Silo’ mindset / lack of team culture
Considerable legacy issues
Weak-
nesses
(1) Cost-income-ratio (CIR); full year 2011      (2) Pro-forma; Common Equity Tier-1 (CET1) ratio; fully loaded, according to Capital Requirements Directive 4 (CRD4); December 2011      (3) CRD4 leverage
exposure; June 2012

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank

Our answer:
Strategy 2015+
Our vision: “We aspire to be the leading client-centric global universal bank”
(1) Cumulative Cost-to-Achieve (CtA) 2012-2015 related to Operational Excellence (OpEx) program
Initiated a historic EUR 4 bn
(1)
reconfiguration of costs,
infrastructure, systems and processes
Building a best-in-class
infrastructure
Unified
leadership,
introducing a team-based style and
re-allocating divisional and regional responsibilities
Creating a unified structure
and team mindset
Launched historic balance sheet and leverage
reduction through asset sales, write-downs and capital
accretion
Initiating true balance sheet
transformation
Initiated head-on cultural
change,
while working through legacy issues step-by-step
Becoming the sector leader
in cultural change
Optimizing performance of core businesses based on
the best people and processes
Galvanizing our core
businesses

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank

Concrete 2015 financial targets
Aspiration 2015+
Growth in line with market
Group revenues
(1)
EUR 4.5 bn savings
(2)
EUR 4.0 bn investments
(3)
Costs (OpEx)
<65%
Cost-income-ratio
>12% Group
>15% Core Bank
Post-tax RoE
(4)
>10%
CET1 ratio
(5)
(1) Based on full year 2012 expected revenues at Group level, with differences between divisions (2) Net savings related to OpEx, excluding impact of litigation and CtA (3) CtA include severances unrelated to new cost program (4) Post-tax Return on Equity (RoE) based on average active equity and assuming Group tax rate between 30% and 35%; Core Bank includes CB&S, PBC, GTB, DeAWM and C&A (5) CRD4, fully loaded (6) CRD4 exposure reduction from June 2012 to December 2015; this aspiration is based on actual reduction from June 2012 to December 2013 plus outstanding portion of announced additional reduction of EUR ~250 bn from June 2013 to December 2015 (based on current FX rates)
EUR ~500 bn
Leverage exposure reduction
(6)

Jürgen Fitschen and Anshu Jain 29 January 2014 Deutsche Bank 5 Agenda 1 Strategy 2015+: Rationale 2 Delivery in 2013 3 The journey so far 4 The journey ahead 5 Questions & Answers

Group		Core Bank[1]	
		2013	2012	2013	2012
Performance highlights	Net revenues	31.9	33.7	31.0	32.7
	Total noninterest expenses	27.8	31.2	24.5	27.9
	Adjusted cost base[2]	*23.2*	*24.7*	*21.3*	*22.8*
	Income before income taxes	2.1	0.8	5.3	3.7
Balance sheet[3]	Total assets (adjusted)[4]	1,080	1,209	1,027	1,114
	Risk-weighted assets (RWA)[5]	355	401	298	299
Regulatory capital ratios[3]	CET1 ratio[5]	9.7%	7.8%		
	Leverage ratio[6]	3.1%	2.6%

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
2013 results at a glance
Full year, in EUR bn, unless otherwise stated

1) Core Bank includes CB&S, PBC, GTB, DeAWM and C&A      (2) Adjusted for litigation, CtA, impairment of goodwill and intangibles, policyholder benefits and claims, other
severances and other relevant items      (3) As of period end   (4) Adjusted for netting of derivatives and certain other components      (5) CRD4, fully loaded      (6) CRD4,
adjusted, fully loaded; comprises pro-forma fully loaded CET 1, plus all current eligible AT1 outstanding (under phase-in). Assumes that new eligible AT1 will be issued as this phases out

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
As expected, another year of significant specific costs
Full year 2013, in EUR bn

(1) NCOU reported IBIT, incl. EUR 1.3 bn NCOU-related litigation         (2) Core Bank-related litigation; impairment of goodwill & intangibles        (3) CtA and other severances
(4) Credit / Debt / Funding Valuation Adjustments (CVA/ DVA/ FVA)         Note: Core Bank includes CB&S, PBC, GTB, DeAWM and C&A; numbers may not add up due to rounding
EUR 6.3 bn
Core Bank
reported IBIT
Required
accounting
adjustments
(4)
Investing in
our platform
(3)
Core Bank
adjusted IBIT
Group
reported IBIT
Legacy
issues:
litigation,
impairments
(2)
NCOU incl.
expected
BHF sale
(1)

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
8.4
7.6
8.3 8.3
5.2
(5.6)
7.8
8.4
6.5
4.8
2012 2011 2010 2009 2008 2007 2006 2005 2004 2013

However, core operating performance was close to our
best ever…
Full year adjusted IBIT
(1)
, Core Bank
(2)
, in EUR bn
(1) Adjusted for litigation, CtA / restructuring charges, other severances, impairment of goodwill & intangibles, and CVA / DVA / FVA      (2) Group excluding NCOU in 2012 / 2013
and Corporate Investments in years prior to 2012      Note: Adjusted figures shown based on US GAAP for 2004 to 2006 and IFRS for 2007 to 2013
Growth & Expansion Crisis Recalibration
Strategy
2015+

EUR >400 bn asset reduction

27% RWA reduction

Nearly EUR 2 bn lower cost

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
RWA
(2)
, 2010 indexed to 100 Adjusted cost base
(4)
(8)%
23.2
25.1

…and was achieved with a leaner platform…
Period end, in EUR bn, unless otherwise stated
(1) Adjusted for netting of derivatives and certain other components (2) Pro-forma Basel 2 to allow for comparability (3) 1H 2012 annualized (4) Full year 2012 reported non-interest expense of EUR 31.2 bn (delta of EUR 6.1 bn to 1H 2012 annualized adjusted cost base); full year 2013 reported non-interest expense of EUR 27.8 bn (delta of EUR
4.6 bn to full year 2013 adjusted cost base)
(29)%
Current
(2013)
1,080
Peak
(2006)
1,521
(27)%
73
Peak
(2010)
100
Total assets (adjusted)
(1)
Equivalent to
EUR 7 bn
capital raise
Current
(2013)
Peak
(1H2012
(3)
)
Current
(2013)

Less exposed to market stress

5.0
~(60)%
1.9
Crisis (2008)
Current (2013)

Much better able to absorb stress losses

~4.5x
28x
6x
Crisis (2008)
Current (2013)

Funding basis transformed

1,206
982
Other(3)
70%
34%
Most stable funding sources(4)
30%
66%
Pre-crisis (2007)
Current (2013)

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank

…while becoming a safer bank…
Period end, in EUR bn, unless otherwise stated
(1) Stress loss capturing traded market risk losses; stress scenarios derived using market observed liquidity horizons and the assumption of management action for liquid risks      (2) CRD4, phase-in (3) Including
Secured Funding & Shorts, Discretionary Wholesale, Financing Vehicles and Other Customers      (4) Including capital markets and equity, retail, and transaction banking
Stress scenario loss
(1)
CET1 capital
(2)
as a multiple
of stress scenario loss
Total funding

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
2013
8.4
51%
23%
14%
13%
CB&S
PBC
GTB
DeAWM
2004
4.8
63%
20%
6%
11%
Improved business mix Good regional balance
…and a better balanced universal bank
Full year, in EUR bn, unless otherwise stated

(1) Adjusted for litigation, CtA / restructuring charges, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; Core Bank IBIT excludes NCOU in 2013 and
Corporate Invest-ments in 2004; Core Bank adjusted IBIT 2004 based on US GAAP; divisional adjusted IBIT contribution percentages excludes C&A Note: Numbers may not add up due to rounding
Germany
EMEA ex Germany
Americas
APAC
2013
31.9
33%
35%
23%
9%
Core Bank adjusted IBIT
(1)
Group net revenues
49%
37%

Jürgen Fitschen and Anshu Jain 29 January 2014 Deutsche Bank 12 Agenda 1 Strategy 2015+: Rationale 2 Delivery in 2013 3 The journey so far 4 The journey ahead 5 Questions & Answers

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
Strategy 2015+: Taking stock

Note: Core Bank includes CB&S, PBC, GTB, DeAWM and C&A (1) Assuming tax rate between 30% and 35% and based on average active equity (2) Adjusted for litigation,
CtA, other severances, impairment of goodwill & intangibles, and CVA / DVA / FVA (3) Net savings related to OpEx program, excluding impact of litigation and CtA; CtA include severances unrelated to OpEx (4) Cumulative savings related to OpEx program; Jun 2012 to Dec 2013 (5) CRD4, fully loaded (6) Reduction in CRD4 RWA equivalent, fully adjusted (7) CRD4 exposure reduction from June 2012 to December 2015; this aspiration is based on actual reduction from June 2012 to December 2013 plus outstanding portion of announced additional reduction of EUR ~250 bn from June 2013 to December 2015 (based on current FX rates)
Competencies
Capital
Culture
Strategic lever Delivered by end of 2013 Aspirations 2015+ Status
Core Bank post-tax RoE
(1)
>15%
CET1 ratio
(5)
>10%
Accelerated NCOU de-risking
(6)
EUR ~500 bn exposure
(7)
reduction
Decisive cultural change
Major legacy issues settled
Core Bank adj. IBIT
(2)
EUR 8.4 bn,
equivalent to pro-forma post-tax
RoE
(1)
>11%
9.7% – Target within reach
EUR 20 bn ahead of plan
(6)
EUR ~340 bn already achieved
Foundations of cultural change
firmly established
2 major issues settled
Clients
More client-centric organization Structural reconfiguration complete
Costs
Cost savings
(3)
of EUR 4.5 bn
EUR 2.1 bn achieved
(4)
–
EUR 500 m ahead of plan

Solid profits despite leverage reduction	Significant cost reduction	Current priorities

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
CB&S:
Strength despite significant reconfiguration
Full year, in EUR bn, unless otherwise stated

8.9
2013 2012
10.1
(1) Adjusted for litigation, CtA, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; full year 2012 / 2013 reported IBIT of EUR 2.9bn / EUR 3.1 bn respectively
(2) Full year 2012 / 2013 reported noninterest expenses of EUR 12.5bn / EUR 10.4 bn respectively (3) Top 3 rankings counted for each product and major region (Americas,
Europe, Asia ex Japan, Japan). Products include a wide range of fixed income, equities and corporate finance products. Rankings generally on the basis of client market share, penetration or fees. Total of 78 markets analyzed Source: Greenwich Associates, Euromoney, Coalition, Dealogic, Deutsche Bank
4.7
4.9
2013 2012
Adjusted cost base
(2)
Adjusted IBIT
(1)
Further recalibrate
business mix
Absorb deleveraging
Defend Top-3 market share
in 35 markets
(3)

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
PBC:
Building an integrated platform
Full year, in EUR bn

(1) Adjusted for litigation, CtA, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; full year 2012 / 2013 reported IBIT of EUR 1.5bn / EUR 1.6 bn respectively
2013
2.1
2012
2.0
Adjusted IBIT
(1)
Navigate tough
revenue environment
Sustain progress in
integration projects
Further increase
profitability
Sound profitability
Substantial progress
in key projects
Current priorities
MidCap
coverage

Sound profitability	Substantial progress in key projects	Current priorities

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
+8%
+6%
GTB:
Record operating profit despite headwinds
Full year, in EUR bn, unless otherwise stated

(1) Adjusted for litigation, CtA, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; full year 2012 / 2013 reported IBIT of EUR 0.7 bn / EUR 1.1 bn respectively
2013
1.3
2012
1.1
Revenue growth,
2013 vs. 2012
Drive revenue growth despite
challenging environment
Increase scale via
new client acquisition
Maintain resource efficiency
and risk discipline
Adjusted IBIT
(1)
Americas APAC

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
DeAWM:
Record operating profit amid business integration
Full year, in EUR bn

(1) Adjusted for litigation, CtA, other severances, impairment of goodwill & intangibles, CVA / DVA / FVA; full year 2012 / 2013 reported IBIT of EUR 0.2bn / EUR 0.8 bn respectively; comparability limited due to
change in composition of the business      (2) Comparability limited due to change in composition of the business
2013
1.2
2012
0.6
3.1
3.3
2013 2012
Adjusted cost base
(2)
Further enhance client
offering
Finalize operational
transformation
Deliver margin
improvement
Adjusted IBIT
(1)
Record profitability Successful integration Current priorities

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
Cost:
Delivery substantially ahead of plan
Selected examples

2.1
1.6
Achieved Target
EUR ~600 m to make our
organization more effective
EUR ~1.4 bn to integrate
our business platforms
>1,200 applications
eliminated
EUR ~700 m to
consolidate and
standardize our systems
>18,000 vendor
relationships terminated
EUR ~200 m to automate
and simplify processes
>60,000sqm of excess
office space disposed
>80 legal entities reduced
Savings
OpEx program:
EUR ~500m ahead of target
Investments
Cumulative savings,
Jun 2012 to Dec 2013
Reaping the
benefits of improving
our platform
Building a best-in-
class infrastructure
Period end, in EUR bn

Improved capital ratio

~190bps
7.8%
9.7%
>10.0%
Dec 2012
Dec 2013
Mar 2015 target
CET1 ratio(1)

Reduced leverage exposure

2.6%
3.1%
~(340)
1,788
1,451
Jun 2012
Dec 2013
Dec 2015 target
Leverage exposure(2)

NCOU well ahead of plan

141
~(80)
80
60
Jun 2012
Dec 2013 target
Dec 2013
RWA equivalent(3)

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank

Capital:
Considerable progress achieved
In EUR bn, unless otherwise stated
(1) CRD4, fully loaded      (2) CRD4       (3) CRD4; pro-forma RWA equivalent (RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital
whereby the Tier 1 deduction amount is scaled at 10%)      (4) CRD4, adjusted fully loaded
Leverage ratio
(4)

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
Clients:
Physically closer to our clients…

Embedding client-centricity
in our organization…
…and delivering global
capabilities locally…
…is bearing fruit
Client-centric GEC
incentives
Better cross-divisional
co-operation
Better product-regional
co-operation
More regional focus
Intensify local coverage
Faster access to global
network and services
Deliver global products
efficiently
USD >1.8 bn
IPO
Landmark USD
~17 bn
corporate debt
offering
Serving
~900,000
“Mittelstand”
clients across
>70 countries

Smart phones today have more computing power than Apollo 11

90% of all data today generated in last 2 years

twitter
facebook
Pinterest
Instagram

1.7 m
Mobile banking app downloads
670 m
Online & mobile banking logins
11.9 m
Digital customer base
EUR 170 bn
Volume of transfers

4G

58% of all social media activity via cloud

Mobile data in 2012 was 10x the size of the internet in 2000

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
Clients:
…and digitally closer to clients

Note: Selected Deutsche Bank examples based on PBC Germany statistics, FY 2013          Source: Deutsche Bank

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
Culture:
A year of fundamental progress

Turn values & beliefs
into business
performance
2013
Foundations firmly established
Monitor and
measure
behavioral
change
and mindset
shift
Feedback from 52,000 staff collected
Independent Compensation Review Panel
Cascaded values & beliefs – GEC interacted with
11,000 staff, 50 “Townhall” events
94% staff awareness after 12 weeks
>300 German MDs attending culture sessions at
IW Academy in Cologne
Launched EUR >1 bn
(1)
investment to establish
more robust controls and comply with regulation
Incorporated consequence management into
compensation processes
Reduced compensation expenses and ratio
(2)
(1) FY 2013 – FY 2015      (2) Compensation and benefits as % of revenues
Defined new values & beliefs
Extended deferral of compensation vesting for
senior management
Defined responsibility of top 250 leaders
Engage
Measure &
Reinforce
Lead
Listen
Embed values & beliefs
in core systems and
processes
2014/ 2015 roadmap

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
Culture:
Changing the way we operate
Selected examples

Then Now
IBOR
submission
Front office
Front office
Monitored by independent “Benchmark
Submission Oversight” function
Compliance
training
Non-completion: Reminder
sent / supervisor informed
Non-completion: Reminder sent / supervisor
informed / “Red Flag”
Mandatory impact on pay / promotion
decisions
Compliance with (business)
management support
Function specific
Joint responsibility compliance / (business)
management
Multiple “lines of defence”
Compensation
Deferral: 3 years max
Limited clawbacks
Deferral: 5 years for senior management
group
Strengthened clawbacks
Strengthened governance
Performance
review / bonus
setting criteria
Business / financial impact
Franchise contribution
People management &
teamwork
Business, franchise, people = 50%
Adherence to values & beliefs = 50%
A factor in variable compensation
determination
Business over-
sight / monitoring
responsibility

Litigation reserves

Period end, in EUR bn

0.5
0.8
2.4
2.4
3.0
4.1
2.3
Jun
Sep
Dec
Mar
Jun
Sep
Dec
2012
2013

Progress update

		Amount	
Two major issues settled in 4Q 2013	US mortgage litigation (FHFA)	EUR 1.4 bn	✓
	EC IBOR	EUR 725 m	✓
Other cases successfully contested	Sebastian Holdings		✓
	City of Los Angeles		✓
	RALI[1] MBS		✓

Jürgen Fitschen and Anshu Jain 29 January 2014 Deutsche Bank Culture: Dealing decisively with legacy issues 24 (1) Residential Accredited Loans Inc.

Jürgen Fitschen and Anshu Jain 29 January 2014 Deutsche Bank 25 Agenda 1 Strategy 2015+: Rationale 2 Delivery in 2013 3 The journey so far 4 The journey ahead 5 Questions & Answers

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
Outlook 2014:
Another challenging year

Targeted milestones
Surpassing EUR 2.9 bn cumulative
cost savings and investing another
EUR 1.5 bn
Business re-platforming
Infrastructure
Systems and controls
Key challenges
Achieving further progress towards
EUR ~500 bn leverage exposure
reduction
(1)
Progress towards 2015
reduction target
De-risk
balance sheet
Successfully passing AQR
and stress test
Responding
to regulatory
changes
Capital & leverage
AQR & ECB stress test
Single EU regulator
Putting the vast majority of legacy
issues behind us
Management of open items Litigation
(1) CRD4 exposure reduction from June 2012 to December 2015; this aspiration is based on actual reduction from June 2012 to December 2013 plus outstanding portion of announced additional reduction of EUR ~250 bn from June 2013 to December 2015 (based on current FX rates)
Platform
reconfiguration

Reconfirmation of our 2015 targets…

Cost savings of EUR 4.5 bn[1]

Accelerated de-risking of NCOU

Leverage exposure reduction of EUR ~500 bn[2]

	Full year 2011	Aspiration 2015
CET1 ratio[3]	<6%[4]	>10%
Cost-income-ratio	78%	<65%
Post-tax RoE Core Bank[5]	12%[6]	>15%[7]
Post-tax RoE Group	8%	>12%[7]

…and positioning for 2015+

Ready and able to capitalize on future optionality

- Megatrends
- Emerging markets
- Consolidation

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank

Outlook 2015:
(1) Net savings related to OpEx, excluding impact of litigation and CtA      (2) CRD4 exposure reduction  from June 2012 to December 2015; this aspiration is based on actual reduction from June 2012 to
December 2013 plus outstanding portion of announced additional reduction of EUR ~250 bn from June 2013 to December 2015 (based on current FX rates)      (3) CRD4, fully loaded
(4) Pro-forma      (5) Core Bank includes CB&S, PBC, GTB, DeAWM and C&A (6) Based on domestic statutory tax rate of 30.8% in full year 2011      (7) Assuming Group tax rate between 30% and 35%
and based on average active equity
Positioned to win in a changed environment

Jürgen Fitschen and Anshu Jain 29 January 2014 Deutsche Bank 28 Agenda 1 Strategy 2015+: Rationale 2 Delivery in 2013 3 The journey so far 4 The journey ahead 5 Questions & Answers

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank

Culture:
Our values and supporting beliefs
Integrity
We live by the
highest standards
of integrity in
everything we say
and do
We will do what is
right – not just
what is allowed
We communicate
openly; we invite,
provide and
respect
challenging views
Client
Centricity
We earn our
clients’ trust by
placing them at
the core of our
organization
We deliver true
value by
understanding and
serving our clients’
needs best
We strive to
pursue mutually
beneficial client
relationships in
which the value
created is shared
fairly
Innovation
We foster
innovation by
valuing intellectual
curiosity in our
people
We enable our
clients’ success by
constantly seeking
suitable solutions
to their problems
We continuously
improve our
processes and
platforms by
embracing new
and better ways of
doing things
Discipline
We protect the
firm’s resources
by always thinking
and acting like
owners
We live by the
rules and hold
ourselves
accountable to
deliver on our
promises – no
excuses
We achieve
operational
excellence by
striving to ‘get it
right the first time’
Partnership
We build diverse
teams to generate
better ideas and
reach more
balanced decisions
We put the common
goals of the firm
before ‘silo’ loyalty
by trusting,
respecting and
working with each
other
We act as
responsible
partners with all our
stakeholders and
regulators, and in
serving the wider
interests of society
Sustainable
Performance
We drive value for
shareholders by
putting long-term
success over short-
term gain
We encourage
entrepreneurial spirit
which responsibly
balances risks and
returns
We pursue lasting
performance by
developing,
nurturing and
investing in the best
talent, and by
managing based on
merit

Jürgen Fitschen and Anshu Jain
29 January 2014
Deutsche Bank
This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.
Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange
Commission. Such factors are described in detail in our SEC Form 20-F of 15 April 2013 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.
This presentation contains non-GAAP financial measures. Reconciliations of these measures to the most directly comparable figures reported under IFRS (or Basel 2.5 for regulatory capital measures) are provided on pages 47, 57, 58 and 59 of the presentation of Anshu Jain and Stefan Krause dated January 20, 2014, which is available from www.db.com/ir.
Cautionary statements